MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, New York 10010

December 17, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust – File No. 333-160918 and File No. 811-22321

Dear Ms. Cole:

Electronically transmitted for filing pursuant to Rule 485(a) is a Prospectus and Statement of Additional Information for MainStay Epoch U.S. Equity Yield Fund, MainStay ICAP Equity Fund, MainStay ICAP Select Equity Fund, MainStay ICAP International Fund and MainStay 130/30 Core Fund, each a series of MainStay Funds Trust (“Registrant”), filed on Post-Effective Amendment No. 38 to Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 40 under the Investment Company Act of 1940, as amended. This filing is referred to as the “Amendment.”

On behalf of the Registrant, please accept this letter as a request that the Staff of the Securities and Exchange Commission (“SEC”) afford the Amendment selective review in accordance with Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC -13768”).

I.	Purposes of the Amendment

The purposes of the Amendment are as follows:

MainStay Epoch U.S. Equity Yield Fund, MainStay ICAP Equity Fund, MainStay ICAP Select Equity Fund and MainStay ICAP International Fund

To disclose name changes, changes to the investment objectives and other non-material changes to the Prospectus and Statement of Additional Information (“SAI”) that took place during the year.

MainStay 130/30 Core Fund

To disclose a name change to MainStay U.S. Opportunities Fund, changes to the investment strategies, changes to the portfolio management team and other changes which will take effect on February 28, 2013.

II.	Selective Review Request

December 17, 2012 Page 2

The Prospectus and SAI have previously been subject to comprehensive Staff review and comment in recent years. The Registrant filed a post-effective amendment to its respective registration statement during 2009/2010, pursuant to Rule 485(a) under the Securities Act, in order to, among other things, implement compliance with the disclosure requirements adopted by the SEC in Investment Company Act Release No. 28584 (Jan. 13, 2009). Following the Staff’s review of each Rule 485(a) filing, the Registrant received, and responded to, oral comments from the Staff covering a wide variety of disclosure-related issues. The Registrant then filed post-effective amendments pursuant to Rule 485(b) under the Securities Act on February 24, 2010 which incorporated the responses to the Staff’s comments.

In light of the review of the Prospectus and SAI discussed above, we believe that the Amendment should be afforded selective review pursuant to the guidance set forth in IC-13768. Selective review would serve to expedite the review process, as well as use the Staff’s time more effectively. In this regard, we hereby request selective review of the Prospectuses and SAI limited to the changes described above.

* * * *

Please contact the undersigned at 973.394.4505 (Thomas C. Humbert) should you have any questions regarding this matter.

Very truly yours,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary of MainStay Funds Trust

/s/ Stephen P. Fisher

Stephen P. Fisher

President of NYLIFE Distributors LLC

cc:	J. Kevin Gao, Esq.
Sander M. Bieber, Esq.